March 16, 2007	Symbol - TSX & AIM: KGI

3rd Quarter Results

Kirkland Lake Gold Inc. (the “Company”) announces the financial, operational and exploration highlights for its third quarter of its 2007 fiscal year, which ended 31 January 2007.

Overview:

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During the quarter, operations processed 33,368 tons of ore grading 0.31 ounces of gold per ton (“opt”) for a total production of 10,348 ounces of gold versus a forecast of 15,500 ounces from 36,904 tons. (2006: processed tons 40,252 grading 0.41 ounces per ton for quarterly production of 16,434 ounces of gold). Significant shortfalls in both tonnage and grade for the quarter lead to a management re-organization in January where, amongst other changes, responsibility for both grade and tonnage is lodged in the newly established position of Mine Manager. In addition, a new Mine Superintendent was named and various changes were made in production management under the new Mine Superintendent.

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Operating revenue for the quarter was $8,212,184 and operating expenses were $10,123,751. Operating expenses increased from $8,354,000 in the second quarter by $1,769,751 due principally to the completion of capital projects on the upper levels of the 04-Main Break and the transition to preparation for capital development programs on the new discoveries to the South. During the quarter, the Company spent $856,778 on exploration which was expensed and is included in the loss of $2,530,091 for the quarter ($0.05 per share).

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During the third quarter the Company’s exploration team was awarded the Ontario Prospector of the Year Award for its discoveries of new high grade gold zones to the south of the historic 04-Main Break Zone. This award recognizes the most significant new discovery made in the Province of Ontario over the past year. To date more than 9 high grade zones of low sulphide mineralization have been identified in the new mine system.

“Following our production management re-org in January, we saw some production progress in February and significant progress in March where our head grades and tonnage are running at or above plan,” said Brian Hinchcliffe, Company President. “We are seeing the early contributions of ore from the discoveries to the south where drifting and mining at 100 tons a day or less of development rock grading greater than one ounce is making a difference in overall grade.”

Financial Highlights:

•	Gold revenues were 26% lower at $8,212,184 (2006: $11,111,262), a 13% increase in the realized gold price was offset by a 39% reduction in ounces sold.

•	Total production spending including operating costs, capital spending and royalties fell 6%.

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The Company’s cash resources of $17,220,986 are expected to be sufficient to fund the Company’s planned exploration and development activities for the coming 12-18 months without further funding being required.

•	Production forecasts for fiscal 2007 indicate annual gold production of between 50,000 ounces and 55,000 ounces.

Financial Highlights All amounts in 000’s of Canadian Dollars, except shares and per share figures	3 months ended January 31 2007	3 months ended January 31 2006	9 months ended January 31 2007	9 months ended January 31 2006
Gold Sales (ounces)	11,351	18,624	37,256	43,659
Average Price (per ounce)	$723	$597	$701	$561
Revenue	8,212	11,111	26,127	24,491
Operating Expenses	10,124	7,103	28,570	24,209
Exploration Expenditure	857	1,775	4,002	3,646
Net (loss)	(2,530)	2,310	(7,192)	(3,994
Per share (basic and diluted)	(0.05)	0.05	(0.14)	(0.08
Cash Flow (used) for operating activities	15	4,574	(4,497)	(2,868
Cash Flow from financing activities	1,791	435	18,341	14,384
Cash Flow (used) for investing activities	(1,253)	(4,850)	(6,035)	(11,207
Net increase (decrease) in cash	554	159	7,809	309
Cash at end of period	17,221	8,941	-	-
Total Assets	69,473	60,767	-	-
Total Liabilities	10,429	11,784	-	-
Working Capital	13,770	6,805	-	-
Weighted average number of shares outstanding	53,152,804	49,157,954	52,824,238	47,449,983

About the Company

The Company purchased the Macassa Mine and the 1,500-ton per day mill along with four former producing gold properties - Kirkland Lake Gold, Teck-Hughes, Lake Shore and Wright Hargreaves - in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometres between the Macassa Mine on the east and Wright Hargreaves on the west and for the first time are being developed and explored under one owner. This camp is located in the Abitibi Southern Greenstone Belt of Kirkland Lake, Ontario, Canada.

For further information, please contact:

Brian Hinchcliffe President Phone 1 705 567 5208 Fax 1 705 568 6444 E-mail: bhinchcliffe@klgold.com	Scott Koyich Investor Relations Phone 1 403 215 5979 E-mail: info@klgold.com

Website- www.klgold.com

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has reviewed and neither accepts responsibility for the adequacy or accuracy of this news release.